

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 3, 2016

Peter Bloch
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, Ontario M5G 2C9

> **Re:** **Bionik Laboratories Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 19, 2016**
> **File No. 333-207581**

Dear Mr. Bloch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2016 letter.

Financial Statements

Note 14: Subsequent Events, page F-32

1.   On page 3 of your filing you characterize 11.3 million shares of the IMT purchase consideration as "issuable." Please expand your disclosure to describe the terms and conditions for issuance of those shares.

2.   We see that you added full pro forma balance sheets and income statements in response to comment 2. Tell us how the revisions provide the specific information content required by ASC 805-10-50-2(h) or appropriately revise. In that regard, please note that the pro forma requirements of ASC 805 and Regulation S-X are separate and distinct. Also, note that ASC 805 does not contemplate balance sheet pro forma data and that

income statement data should be limited to the periods specified in the guidance. Because the acquisition is a subsequent event, it appears that the comparable prior year period is the twelve months ended March 31, 2016.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements

Pro Forma Balance Sheet

3.   We reference your revised disclosure in response to comment 4 and note you have not made any purchase price allocation due to "complexities." We reissue comment 4 as you should provide a preliminary/provisional allocation if a final allocation cannot be made. Please revise your pro forma financial statements to separately record the significant tangible and intangible assets likely to be recognized, based upon your best estimates of information you have obtained. As applicable, please disclose that the amounts are preliminary and the significant uncertainties surrounding the amounts. Similarly, disclose any uncertainties regarding the effects of amortization periods assigned to the assets.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen Fox, Esq.
        Ruskin Moscou Faltischek, P.C.